                                                                    Exhibit 9(g)


                                    FORM OF
                                    NOTICE


Notice, effective January ___, 1998, with respect to the Fund Accounting Services Agreement (the "Agreement") between Allmerica Investment Trust (the "Trust") and First Data Investor Services Group, Inc. ("FDISG"), dated June 22, 1992, as amended.

The Trust hereby gives notice that:

(i) two additional series of the Trust, the Select Emerging Markets Fund and the Select Strategic Growth Fund (the "New Series"), have been established, and FDISG will serve as fund accounting services agent for each New Series under the terms of the Agreement; and

(ii) for purposes of Section 6 of the Agreement, the Trust will pay FDISG as compensation for its services to the New Series as follows:


     Fund Net Assets          Annual Per Fund Fee
     Under $50 Million             $ 25,000
     $50-$200 Million              $ 35,000
     $200-$500 Million             $ 50,000
     $500 Million-$1 Billion       $ 85,000
     Greater than $1 Billion       $125,000

Out of pocket charges for price quotes will be charged at actual cost. Expected daily prices for Equities and Bonds are $.20 and $.50 per security, respectively.

This Notice is not intended to, and does not, alter or amend the Agreement, which remains in full force and effect.

                                       Allmerica Investment Trust


                                       By:
                                          -------------------------------

                                       Dated:
                                             ----------------------------

Acknowledged by
First Data Investor Services Group, Inc.


By:
   ---------------------------------

Dated:
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